SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Index

1. Resolution on Stock Transfer

2. Summary of Stock Transfer Application

Exhibit 99.1. Articles of Incorporation of KB Financial Group – Draft

Resolution on Stock Transfer

On April 30, 2008, the board of directors of Kookmin Bank passed a resolution to approve the establishment of a financial holding company through a comprehensive stock transfer. Details of the stock transfer are as follows:

•	Stock transfer ratio: 1:1

•

Purpose: The financial holding company to be established intends to contribute to the development of the financial industry by diversifying its non-banking financial services business portfolio, strengthening its competitive position, increasing customer satisfaction through provision of comprehensive financial services and maximizing its corporate value through increased synergies.

•	Stock transfer schedule:

•	Planned date of general meeting of shareholders for approval of stock transfer: August 25, 2008.

•	Period of submission of Kookmin Bank shares: September 22, 2008 to September 26, 2008.

•	Period during which Kookmin Bank shares may not be traded: September 25, 2008 to the date of the listing of the shares of the financial holding company.

•	Date of stock transfer: September 29, 2008.

•	Name of company following stock transfer: KB Financial Holding Group (subject to change).

•	Other relevant matters:

•	Stock transfer ratios of Kookmin Bank and its subsidiaries participating in the stock transfer:

Transferring Company	Number of Shares Outstanding	Stock Transfer Ratio (to one common share of KB Financial Group)	Number of KB Financial Group shares to be issued
Kookmin Bank	336,379,116	1.0000000	336,379,116
KB Real Estate Trust Co., Ltd.	16,000,000	0.2292600	3,668,160
KB Investment Co., Ltd.	8,951,797	0.2157556	1,931,400
KB Credit Information Co., Ltd.	1,252,400	0.4372667	547,632
KB Data System Corporation	800,000	0.9163507	733,080
KB Asset Management Co., Ltd.	7,667,550	0.8417392	6,454,077
KB Futures Co., Ltd.	4,000,000	0.1683928	673,571
KB Investment & Securities Co., Ltd.	15,600,000	0.3823499	5,964,657

Summary of Stock Transfer Application

(filed with the Financial Services Commission of Korea

on April 30, 2008)

1.	Purpose of the Stock Transfer

•

Kookmin Bank Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data System Corporation, KB Asset Management Co., Ltd., KB Futures Co., Ltd. and KB Investment & Securities Co., Ltd. intend to establish a financial holding company, to be called KB Financial Group, by means of a comprehensive stock transfer. The name of the financial holding company to be established may be subject to change.

•

KB Financial Group will be established pursuant to our mid- to long-term development strategy in response to the rapidly changing financial industry environment, including the globalization of the financial industry, reduced profitability of traditional banking businesses, expansion of the capital market sector with the enactment of the Financial Investment Services and Capital Market Act and increased consumer needs for comprehensive financial services.

•

KB Financial Group intends to contribute to the development of the financial industry by diversifying its non-banking financial services business portfolio, strengthening its competitive position, increasing customer satisfaction through provision of comprehensive financial services and maximizing its corporate value through increased synergies.

2.	Method of Stock Transfer

A.	Form of stock swap / transfer:

•	Comprehensive stock transfer

Organizational structure before and after stock transfer

•	Before stock transfer:

•	After stock transfer:

B.	Summary information of companies that are parties to the stock transfer

Company which will become a wholly-owned subsidiary	Company name	Kookmin Bank Co., Ltd.
	Address	9-1 Namdaemun-ro 2-ga, Jung-gu, Seoul
	Representative Director	Chung Won Kang
	Type of company	Listed company

Company which will become a wholly-owned subsidiary	Company name	KB Real Estate Trust Co., Ltd.
	Address	16th Fl., Poonglim Bldg., 823 Yeoksam dong, Kangnam-gu, Seoul
	Representative Director	Jeong Min Kim
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Investment Co., Ltd.
	Address	9th Fl., Shinyoung Bldg., 68-5 Cheongdam1 dong, Kangnam-gu, Seoul
	Representative Director	Nam Sik Yang
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Credit Information Co., Ltd.
	Address	12th Fl., Annex to KRX Bldg., 33 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Won Sik Yeo
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Data System Corporation
	Address	5th Fl., Annex to KRX Bldg., 33 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Yun Keun Jeong
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Asset Management Co., Ltd.
	Address	25th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Won Ki Lee
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Futures Co., Ltd.
	Address	9th Fl., Hewlett Packard Korea, 23-6 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Dong Sook Kang
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Investment & Securities Co., Ltd.
	Address	21st and 22nd Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Myung Han Kim
	Type of company	Non-listed company

3.	Summary of Stock Transfer

A.	Name and address of parent financial holding company to be incorporated:

•	Company name : KB Financial Group (subject to change)

•	Address : 9-1 Namdaemun-ro 2-ga, Jung-gu, Seoul

B.	Business objectives of the parent financial holding company to be incorporated:

1.	Control or manage companies engaged in financial services or similar types of services;

2.	Provide financial support for its subsidiaries (which shall, for the purposes of this document, refer to direct and indirect subsidiaries);

3.	Provide capital and financing support to its subsidiaries;

4.	Engage in joint development and sales of products with its subsidiaries and provide administrative support for common use of facilities and information technology systems, etc.;

5.	Provide or lease brands, licenses, etc., to its subsidiaries;

6.	Engage in other businesses permitted by laws and regulations; and

7.	Engage in any other businesses incidental or related to the foregoing.

C.	Par value of the stock of the parent financial holding company to be incorporated:

•	KRW5,000 per share

D.	Description of capital stock of the parent financial holding company to be incorporated:

	(Unit: KRW million, Share)
Number of authorized capital stock	Number of shares issued and outstanding	Capital stock	Capital reserve(*)
1,000,000,000	356,351,693	1,781,758	15,943,557

(*)	Amount of capital reserve may change based on the net asset value of the companies whose stock will be transferred to the parent financial holding company.

E.	Other material provisions of the Articles of Incorporation of the parent financial holding company to be incorporated:

•	See Exhibit 99.1 (Articles of Incorporation of KB Financial Group – Draft)

F.	Allocation of new shares of the parent financial holding company to stockholders of the companies which will become wholly-owned subsidiaries thereof:

Each of the following companies, which will become wholly-owned subsidiaries of KB Financial Group, shall be allocated shares of the registered common stock of KB Financial Group as follows:

Company Subject to Stock Transfer	Total Shares of Outstanding Capital Stock	Stock Transfer Ratio	Number of Shares of KB Financial Group to be allocated
Kookmin Bank	336,379,116	1.0000000	336,379,116
KB Real Estate Trust	16,000,000	0.2292600	3,668,160
KB Investment	8,951,797	0.2157556	1,931,400
KB Credit Information	1,252,400	0.4372667	547,632
KB Data System	800,000	0.9163507	733,080
KB Asset Management	7,667,550	0.8417392	6,454,077
KB Futures	4,000,000	0.1683928	673,571
KB Investment & Securities	15,600,000	0.3823499	5,964,657

Note 1)	The number of KB Financial Group shares to be allocated to each company to become a wholly-owned subsidiary thereof pursuant to the stock transfer shall be calculated by aggregating the number of KB Financial Group shares to be allocated to each stockholder of such company, and any fractional shares resulting from this process, if any, shall not be allocated.

Note 2)	When allocating the issued KB Financial Group shares pursuant to Note 1) above to the stockholders of a company to become a wholly-owned subsidiary of KB Financial Group pursuant to the stock transfer, such allocation shall be made using the sum of KB Financial Group shares allocated to such company; provided that such number of KB Financial Group shares (excluding fractions) equal to the aggregate sum of fractional KB Financial Group shares excluded from allocation to such company’s stockholders shall be sold by KB Financial Group at the closing price on the date of its listing on the Stock Market Division of Korea Exchange (“KRX”) and the proceeds of such sale shall be paid to each stockholder of such company in proportion to the amount of fractional KB Financial Group shares attributable to such stockholder.

Note 3)

The stock transfer ratios set forth above may be changed by a resolution of the applicable board of directors if (i) the capital structure of the relevant company is changed due to certain events, including the issuance of new shares or (ii) events occur which would reasonably require a change to the applicable stock transfer ratio.

H.	Ownership of treasury stock:

As of April 29, 2008, no treasury stock were owned.

I.	Stock transfer schedule:

Item	Date
Date of execution of appraisal agreement with appraisal agent	December 31, 2007

Date of resolution of the board of directors	April 30, 2008

	Date of stock transfer plan	April 30, 2008

	Date of submission of stock transfer application	April 30, 2008

	Record date for determining stockholders for general meeting of stockholders for stock transfer	August 4, 2008

	Date of general meeting of stockholders for approval of stock transfer	August 25, 2008

Exercise period of appraisal right	Start date	August 26, 2008
	End date	September 4, 2008

	Expected date for public notice and announcement of invalidation of share certificates of companies that will become wholly-owned subsidiaries of KB Financial Group	September 19, 2008

	Date of stock transfer	September 29, 2008

Other scheduled items

•        Date of application for preliminary approval with Financial Services Commission (“FSC”): March 20, 2008

•        Date of application for approval with FSC (expected): August 25, 2008

•        Date of suspension of transaction (expected): September 25, 2008

*	The above schedule may be subject to change depending on the votes of our stockholders at the general meeting of stockholders or the regulatory approval process with the FSC.

L.	Other material items in the resolution of the board of directors or the stock transfer plan:

(1)	Establishment method of KB Financial Group and companies participating in the stock transfer: Kookmin Bank Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data System Corporation, KB Asset Management Co., Ltd., KB Futures Co., Ltd.and KB Investment & Securities Co., Ltd. intend to establish KB Financial Group by means of a comprehensive stock transfer.

(2)	Stock transfer date:

September 29, 2008 (subject to change prior to the stock transfer date upon the mutual agreement of the companies participating in the stock transfer).

(3)	Invalidation of the stock transfer plan:

In the event of a failure to obtain approval from the FSC.

4.	Stock Transfer Ratio and Basis of Calculation

A.	Stock transfer ratio:

Shares of common stock of KB Financial Group will be allocated to each company participating in the stock transfer according to following the stock transfer ratios:

Company	Transfer Price of Common Stock (per Share)	Transfer Ratio of Common Stock
Kookmin Bank	66,719	1 : 1.0000000
KB Real Estate Trust	15,296	1 : 0.2292600
KB Investment	14,395	1 : 0.2157556
KB Credit Information	29,174	1 : 0.4372667
KB Data System	61,138	1 : 0.9163507
KB Asset Management	56,160	1 : 0.8417392
KB Futures	11,235	1 : 0.1683928
KB Investment & Securities	25,510	1 : 0.3823499

B.	Basis of calculation:

(1)	Summary

One share of registered common stock of KB Financial Group shall be allocated for one share of registered common stock of Kookmin Bank, and the stock transfer ratio applicable to each subsidiary shall be calculated based on the appraisal value of the common stock of Kookmin Bank. Kookmin Bank, as a company whose stock is listed on the KRX, and KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as non-listed companies, will become wholly-owned subsidiaries of KB Financial Group as a result of the stock transfer and KB Financial Group will be established as the parent financial holding company. For Kookmin Bank, the stock transfer ratio is calculated on the basis of its base stock price as calculated under Article 84-7 of the Enforcement Decree of the Securities and Exchange Act (the “SEA”). For each of KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment &

Securities, the applicable stock transfer ratio is calculated on the basis of the weighted arithmetic average of its asset value and its profit value calculated under Article 84-7 of the Enforcement Decree of the SEA and Article 36-12 of the Enforcement Rules of the SEA, respectively. Shares of KB Financial Group’s common stock will be issued and allocated to the stockholders of each subsidiary of KB Financial Group in accordance with the applicable stock transfer ratio.

The stock transfer ratios set forth above may be changed by a resolution of the applicable board of directors if (i) the capital structure of the relevant company is changed due to certain events, including issuance of new shares or (ii) events occur which would reasonably require a change to the applicable stock transfer ratio.

(2)	Basis of calculation of transfer price

The transfer price was calculated in accordance with Article 84-7, Paragraph (1) of the Enforcement Decree of the SEA, Article 36-12 of the Enforcement Rules of the SEA, Article 82 of the Regulation on Securities Issuance and Disclosure and Articles 6 through 9 of the Detailed Enforcement Rules thereof. For details of such calculation, see “5. Summary of the Appraisal Opinion provided by Appraisal Agent” below.

5.	Summary of Appraisal Opinion provided by Appraisal Agent

A.	Appraisal agent:

Appraisal Agent	Samil PricewaterhouseCoopers	Corporation Number	00260295

B.	Summary:

KB Financial Group is expected to be established in September 2008, and this stock transfer application is being submitted to the FSC as of April 30, 2008 following resolutions by the relevant boards of directors on the same date. With respect to the calculation of the share values discussed herein, we evaluated the transfer price for Kookmin Bank, as a KRX-listed company, by applying Article 36-12 of the Enforcement Rules of the SEA and Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure and evaluated the intrinsic value (i.e., the weighted arithmetic average of asset value and profit value) of KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as non-listed companies, by applying Article 82 of the Regulation on Securities Issuance and Disclosure and Articles 5 through 7 of the Detailed Enforcement Rules thereof. In addition, the record date for the analysis is April 25, 2008, five days prior to the filing date of the stock transfer application, pursuant to Article 9 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

C.	Evaluation method:

Under Article 190-2 of the SEA, Article 84-7 of the Enforcement Decree thereof, Article 36-12 of the Enforcement Rules thereof, Article 82 of the Regulation on Securities Issuance and Disclosure and Articles 5 through 8 of the Detailed Enforcement Rules thereof, the stock transfer price was analyzed as follows:

The base stock price of Kookmin Bank, as a KRX-listed company, shall be the lower of (i) the arithmetic average of the trading volume-weighted arithmetic average closing price for the past one (1) month, the trading volume-weighted arithmetic average closing price for the past one week and the most recent closing price or (ii) the most recent closing price, which was calculated on the date preceding the filing date of the stock transfer application, pursuant to Article 36-12, Paragraph (1) of the Enforcement Rules of the SEA.

The intrinsic value of KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as non-listed companies shall be the weighted arithmetic average of asset value and profit value (weighted 1 to 1.5), pursuant to Articles 5 through 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

We note that Article 8 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure stipulates that “relative value” must be considered in the evaluation of non-listed companies and that companies similar to that being evaluated must be selected for determining the relative value. However, as there are no listed companies similar to the non-listed companies participating in the stock transfer, relative value was not considered.

D.	Evaluation results:

(1)	Summary of evaluation results (Unit: KRW)

Classification	Kookmin Bank	KB Real Estate Trust	KB Investment	KB Credit Information
Base stock price	66,719	N/A	N/A	N/A
Intrinsic value	N/A	15,296	14,395	29,174
-Asset value	N/A	7,273	7,409	32,157
-Profit value	N/A	20,645	19,052	27,185
Relative value	N/A	N/A	N/A	N/A
Stock transfer price/per share	66,719	15,296	14,395	29,174
Stock transfer ratio	1.0000000	0.2292600	0.2157556	0.4372667

Classification	KB Data System	KB Asset Management	KB Futures	KB Investment & Securities
Base stock price	N/A	N/A	N/A	N/A
Intrinsic value	61,138	56,160	11,235	25,510
-Asset value	25,325	12,329	8,791	19,292
-Profit value	85,014	85,381	12,865	29,656
Relative value	N/A	N/A	N/A	N/A
Stock transfer price/per share	61,138	56,160	11,235	25,510
Stock transfer ratio	0.9163507	0.8417392	0.1683928	0.3823499

(2)	Method of calculating stock transfer ratio:

I.	Kookmin Bank

Pursuant to Article 36-12 of the Enforcement Rules of the SEA, the transfer price of a listed company shall be calculated based on the base stock price, and if the base stock price is less than the asset value, under Article 6 of the Detailed Enforcement Decree of the Regulation on Securities Issuance and Disclosure, the transfer price can be based on the asset value.

1)	Calculation of base stock price

In case of this stock transfer, the filing date of the stock transfer report is April 30, 2008. Therefore, the base stock price shall be calculated as of the immediately preceding date, April 29, 2008.

Classification	Period	Amount
A. Weighted average closing price for the past one month	March 30, 2008 to April 29, 2008	63,876
B. Weighted average closing price for the past one week	April 23, 2008 to April 29, 2008	67,080
C. Most recent closing price	April 29, 2008	69,200
D. Arithmetic average closing price (note 1)		66,719
E. Base stock price (note 2)		66,719

(note 1) Arithmetic average closing price = (A+B+C)/3

(note 2) Base stock price = Min [C, D]

The following table provides details on the calculation of the closing prices for the past one month and the trading volume-weighted arithmetic average closing prices for the past one month and one week, which were calculated on April 29, 2008.

Date		Closing Price	Trading Volume	Closing Price x Trading Volume
March	31st	55,400	2,478,419	137,304,412,600
April	1st	57,800	3,246,385	187,641,053,000
	2nd	64,200	6,419,202	412,112,768,400
	3rd	64,500	2,673,023	172,409,983,500
	4th	62,800	1,448,330	90,955,124,000
	7th	61,500	1,963,518	120,756,357,000
	8th	61,600	2,430,648	149,727,916,800
	10th	62,300	2,565,030	159,801,369,000
	11th	64,700	2,038,319	131,879,239,300
	14th	64,800	2,874,024	186,236,755,200
	15th	65,900	2,130,721	140,414,513,900
	16th	65,500	2,404,368	157,486,104,000
	17th	66,800	1,631,880	109,009,584,000
	18th	65,100	2,126,633	138,443,808,300
	21st	65,800	1,400,334	92,141,977,200
	22nd	64,100	1,675,003	107,367,692,300
	23rd	64,400	1,380,156	88,882,046,400
	24th	63,900	1,204,829	76,988,573,100
	25th	66,100	1,828,062	120,834,898,200
	28th	68,900	3,395,587	233,955,944,300
	29th	69,200	1,483,870	102,683,804,000
Total			48,798,341	3,117,033,924,500
Total for the past one month			48,798,341	3,117,033,924,500
Total for the past one week			9,292,504	623,345,266,000
Most recent date			1,483,870	102,683,804,000

(*) Trading volume-weighted arithmetic average closing price for the past one month = 3,117,033,924,500/48,798,341=63,876

Trading volume-weighted arithmetic average closing price for the past one week = 623,345,266,000/9,292,504=67,080

2)	Calculation of asset value

	(Unit: KRW Million, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)		16,037,761
B. Additions		—
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	—	—
- Capital surplus up until the base analysis date	—	—
C. Deductions		1,100,571
- Intangible assets without substantial value	221,979	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	54,463	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	824,129	—
D. Net asset value as of the base analysis date (A+B-C)	—	14,937,190
E. Total number of shares issued and outstanding as of the base analysis date	—	336,379,116
F. Asset value per share (Unit: KRW) (D/E)	—	44,406

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

3)	Method of calculation of transfer price:

The transfer price of Kookmin Bank, as a listed company, shall be determined as the higher of base stock price and asset value, which as follows:

Classification	Amount	Remarks
A. Base stock price	66,719	—
B. Asset value	44,406	—
C. Transfer price	66,719	Max[A,B]

II.	KB Real Estate Trust Co., Ltd.

1)	Method for determining intrinsic value

	(Unit: KRW	)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	15,296
A. Asset Value	7,273
B. Profit Value	20,645

A)	Method for determining asset value

The asset value per share of KB Real Estate Trust Co., Ltd was based on the total stockholders’ equity according to its balance sheet as of December 31, 2007 (subject to certain line item adjustments), in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof, and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (16,000,000 shares and par value of KRW5,000 per share).

(Unit: KRW Thousand, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)		116,360,403
B. Additions	—	—
- Treasury stock	—	—
- Capital increase since the end of the recent fiscal year	—	—
- Capital surplus increase since the end of the recent fiscal year	—	—
C. Deductions		—
- Intangible assets without substantial value	—	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	—	—
D. Net asset value as of the base analysis date (A+B-C)	—	116,360,403
E. Total number of shares issued and outstanding as of the base analysis date	—	16,000,000
F. Asset value per share (Unit: KRW) (D/E)	—	7,273

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Real Estate Trust Co., Ltd was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

Classification	Amount
	2008	2009
A. Estimated Ordinary Income	35,004,716	28,567,801
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	9,613,097	7,842,945
E. Estimated Income for each Fiscal Year	25,391,619	20,724,856
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	16,000,000	16,000,000
G. Estimated Profit per Share (Unit: KRW)	1,587	1,295
H. Weight (Note 1)	1	1
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	1,441
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	20,645

(Note 1) The average estimated profit per share was calculated on the basis of the arithmetic average of the estimated profits per share of 2008 and 2009 fiscal years (the estimated profit for the second year is less than that for the first year) in accordance with Article 7, Paragraph (2) of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

III.	KB Investment Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A x 1.0 + (B x 1.5)] ÷ 2.5	14,395
A. Asset Value	7,409
B. Profit Value	19,052

In the case of KB Investment Co., Ltd., since it was deemed that there were no two listed companies similar to the target company in terms of such factors as ordinary income, book price per share, size of assets and size of sales, the relative value was not considered.

A)	Method for determining asset value

The asset value per share of KB Investment Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of December 31, 2007 (subject to certain line item adjustments), in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (8,951,797 shares and par value of KRW5,000 per share).

	(Unit: KRW Thousand, Share)

Classification	Amount
	2008	2009
A. Net asset value on balance sheet (note 1)		104,741,116
B. Additions		—
- Treasury stock	—
- Capital increase since the end of the recent fiscal year	—
- Capital surplus increase since the end of the recent fiscal year	—
C. Deductions		38,412,952
- Intangible assets without substantial value	—
- Uncollectable loans	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	36,175,003
- Provisions against deficiency in retirement reserves	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—
- Loss on prior period error correction up until the base analysis date	—
- Payment of dividends	2,237,949
D. Net asset value as of the base analysis date (A+B-C)		66,328,164
E. Total number of shares issued and outstanding as of the base analysis date		8,951,797
F. Asset Value per share (Unit: KRW) (D/E)		7,409

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Investment Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

Classification	Amount
	2008	2009
A. Estimated Ordinary Income	15,825,076	17,268,273
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	4,338,696	4,735,575
E. Estimated Income for each Fiscal Year	11,486,380	12,532,698
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	8,951,797	8,951,797
G. Estimated Profit per Share (Unit: KRW)	1,283	1,400
H. Weight	3	2
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	1,330
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	19,052

IV.	KB Credit Information Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	29,174
A. Asset Value	32,157
B. Profit Value	27,185

A)	Method for determining asset value

The asset value per share of KB Credit Information Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of December 31, 2007 (subject to certain line item adjustments), in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (1,252,400 shares and par value of KRW5,000 per share).

(Unit: KRW Thousand, Share)

Classification	Amount
	2008	2009
A. Net asset value on balance sheet (note 1)		40,524,987
B. Additions		—
- Treasury stock	—
- Capital increase since the end of the recent fiscal year	—
- Capital surplus increase since the end of the recent fiscal year	—
C. Deductions		252,000
- Intangible assets without substantial value	252,000
- Uncollectable loans	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—
- Provisions against deficiency in retirement reserves	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—
- Loss on prior period error correction up until the base analysis date	—
- Payment of dividends	—
D. Net asset value as of the base analysis date (A+B-C)		40,272,987
E. Total number of shares issued and outstanding as of the base analysis date		1,252,400
F. Asset Value per share (Unit: KRW) (D/E)		32,157

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Credit Information Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

Classification	Amount
	2008	2009
A. Estimated Ordinary Income	4,292,389	2,226,693
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	1,167,207	599,141
E. Estimated Income for each Fiscal Year	3,125,182	1,627,552
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	1,252,400	1,252,400
G. Estimated Profit per Share (Unit: KRW)	2,495	1,300
H. Weight (Note 1)	1	1
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	1,898
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	27,185

(Note 1) The average estimated profit per share was calculated on the basis of the arithmetic mean of the estimated profits per share of 2008 and 2009 fiscal years (the estimated profit for the second year is less than that for the first year) in accordance with Article 7, Paragraph (2) of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

V.	KB Data System Corporation

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	61,138
A. Asset Value	25,325
B. Profit Value	85,014

A)	Method for determining asset value

The asset value per share of KB Data System Corporation was based on the total stockholders’ equity according to its balance sheet as of December 31, 2007 (subject to certain line item adjustments), in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (800,000 shares and par value of KRW10,000 per share).

(Unit: KRW Thousand, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)		21,060,267
B. Additions		—
- Treasury stock	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	—
- Capital surplus increase up until the base analysis date	—
C. Deductions		800,000
- Intangible assets without substantial value	—
- Uncollectable loans	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—
- Provisions against deficiency in retirement reserves	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—
- Loss on prior period error correction up until the base analysis date	—
- Payment of dividends	800,000
D. Net asset value as of the base analysis date (A+B-C)		20,260,267
E. Total number of shares issued and outstanding as of the base analysis date		800,000
F. Asset Value per share (Unit: KRW) (D/E)		25,325

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Data System Corporation was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

Classification	Amount
	2008	2009
A. Estimated Ordinary Income	6,100,236	7,172,813
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	1,664,365	1,959,324
E. Estimated Income for each Fiscal Year	4,435,871	5,213,490
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	800,000	800,000
G. Estimated Profit per Share (Unit: KRW)	5,545	6,517
H. Weight	3	2
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	5,934
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	85,014

VI.	KB Asset Management Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)
Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	56,160
A. Asset Value	12,329
B. Profit Value	85,381

A)	Method for determining asset value

The asset value per share of KB Asset Management Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of March 31, 2008 (subject to certain line item adjustments) in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (7,667,550 shares and par value of KRW5,000 per share).

(Unit: KRW Thousand, Share)
Classification	Amount
A. Net asset value on balance sheet (note 1)	—	102,281.465
B. Additions	—	—
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	—	—
- Capital surplus increase up until the base analysis date	—	—
C. Deductions		7,745,468
- Intangible assets without substantial value	77,918
- Uncollectable loans	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—
- Provisions against deficiency in retirement reserves	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—
- Loss on prior period error correction up until the base analysis date	—
- Payment of dividends	7,667,550
D. Net asset value as of the base analysis date (A+B-C)		94,535,997
E. Total number of shares issued and outstanding as of the base analysis date		7,667,550
F. Asset Value per share (Unit: KRW) (D/E)		12,329

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of March 31, 2008, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Asset Management Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

	Amount
Classification	2008	2009
A. Estimated Ordinary Income	48,166,421	85,275,831
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	13,232,566	23,437,654
E. Estimated Income for each Fiscal Year	34,933,855	61,838,177
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	7,667,550	7,667,550
G. Estimated Profit per Share (Unit: KRW)	4,556	8,065
H. Weight	3	2
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	5,960
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	85,381

VII.	KB Futures Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	11,235
A. Asset Value	8,791
B. Profit Value	12,865

A)	Method for determining asset value

The asset value per share of KB Futures Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of March 31, 2008 (subject to certain line item adjustments) in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (4,000,000 shares).

(Unit: KRW Thousand, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)	—	36,365,688
B. Additions	—	—
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	—	—
- Capital surplus increase up until the base analysis date	—	—
C. Deductions	—	1,200,000
- Intangible assets without substantial value	—	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	1,200,000	—
D. Net asset value as of the base analysis date (A+B-C)	—	35,165,688
E. Total number of shares issued and outstanding as of the base analysis date	—	4,000,000
F. Asset Value per share (Unit: KRW) (D/E)	—	8,791

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of March 31, 2008, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Futures Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

	Amount
Classification	2008	2009
A. Estimated Ordinary Income	5,027,339	4,840,173
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	1,369,318	1,317,847
E. Estimated Income for each Fiscal Year	3,658,021	3,522,325
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	4,000,000	4,000,000
G. Estimated Profit per Share (Unit: KRW)	915	881
H. Weight (Note 1)	1	1
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	898
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	12,865

(Note 1) The average estimated profit per share was calculated on the basis of the arithmetic average of the estimated profits per share of 2008 and 2009 fiscal years (the estimated profit for the second year is less than that for the first year) in accordance with Article 7, Paragraph (2) of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

VIII.	KB Investment & Securities Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	25,510
A. Asset Value	19,292
B. Profit Value	29,656

In the case of KB Investment & Securities Co., Ltd., since it was deemed that there were no two listed companies similar to the target company in terms of such factors as ordinary income, book price per share, size of assets and size of sales; the relative value was not considered.

A)	Method for determining asset value

The asset value per share of KB Investment & Securities Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of March 31, 2008 (subject to certain line item adjustments) in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (15,600,000 shares and par value of KRW5,000 per share).

(Unit: KRW Thousand, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)	—	160,984,169
B. Additions	—	140,000,000
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	28,000,000	—
- Capital surplus increase up until the base analysis date	112,000,000	—
C. Deductions	—	22,961
- Intangible assets without substantial value	—	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	22,961	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	—	—
D. Net asset value as of the base analysis date (A+B-C)	—	300,961,208
E. Total number of shares issued and outstanding as of the base analysis date	—	15,600,000
F. Asset Value per share (Unit: KRW) (D/E)	—	19,292

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of March 31, 2008, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining Profit Value

The profit value per share of KB Investment & Securities Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

	Amount
Classification	2008	2009
A. Estimated Ordinary Income	41,531,957	48,244,675
B. Estimated Income from Capital Increase (Note 1)	494,564	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	11,544,093	13,254,086
E. Estimated Income for each Fiscal Year	30,482,762	34,990,589
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	15,600,000	15,600,000
G. Estimated Profit per Share (Unit: KRW)	1,954	2,243
H. Weight	3	2
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	2,070
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	29,656

(note 1) Reflects the effect of a KRW140 billion capital contribution, the payment date of which was April 24, 2008.

(Unit: KRW Thousand, Share, %)

Classification	Description
A. Amount of Capital Increase	140,000,000
B. Highest Interest Rate for One Year Time Deposits of Commercial Banks	5.37%
C. Days of Lapse (*)	24
D. Days of One Year	365
E. Estimated Income from Capital Increase (=A x B x C ÷ D)	494,564

*	Number of days from April 1, 2008 to the payment date (April 24, 2008)

E.	Overall appraisal opinion on the appropriateness of stock transfer ratio

The appraiser examined the stock transfer ratios applicable to each of Kookmin Bank, as a listed company, and KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as non-listed companies, with respect to the proposed stock transfer.

In performing this examination, the appraiser examined the applicable stock transfer ratios in light of the transfer price calculation method stipulated in Article 84-7 of the Enforcement Decree of the SEA and Article 36-12 of the Enforcement Rules thereof and Article 82 of the Regulation on Securities Issuance and Disclosure and Articles 5 through 7 of the Detailed Enforcement Rules thereof, which takes into account the financial statements for the fiscal year ending December 31, 2007 and March 31, 2008, as applicable, for each company, as well as the stock trading price (in the case of a listed company) and the pro forma financial statements for the fiscal year in which the stock transfer application will be submitted and subsequent fiscal years (in the case of non-listed companies).

The appraiser independently examined the appropriateness of the evaluation of the above companies, which are to become wholly-owned subsidiaries of KB Financial Group, and related materials, and also examined the appropriateness of the stock transfer prices based on the appraiser’s professional knowledge and experience.

As a result of such evaluation, the appraiser is of the opinion that the following stock transfer prices applicable to the above-named companies, as of April 30, 2008, were properly determined.

Company	Transfer Price of Common Stock (per Share)	Transfer Ratio of Common Stock
Kookmin Bank	66,719	1 : 1.0000000
KB Real Estate Trust	15,296	1 : 0.2292600
KB Investment	14,395	1 : 0.2157556
KB Credit Information	29,174	1 : 0.4372667
KB Data System	61,138	1 : 0.9163507
KB Asset Management	56,160	1 : 0.8417392
KB Futures	11,235	1 : 0.1683928
KB Investment & Securities	25,510	1 : 0.3823499

However, pursuant to Article 17, Paragraph (1), Item 3 of the Financial Holding Companies Act and Article 13, Paragraph (3) and Article 5, Paragraph (5) of the Enforcement Decree thereof, the stock transfer ratios may be adjusted by up to 30% upon the mutual agreement of KB Financial Group, Kookmin Bank, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as parties to the stock transfer, and the appraiser does not express any opinion thereon.

6.	Details Regarding Exercise of Appraisal Rights

A.	Overview:

•

Pursuant to Article 360-5 of the Korean Commercial Code (“KCC”) and Article 191 of the SEA, holders of a company’s common shares or preferred shares who object to the resolution of the board of directors regarding a stock transfer may require Kookmin Bank to purchase their shares by providing Kookmin Bank with a written notice of their objection prior to the date of the general meeting of the stockholders.

•

A written request for such purchase of shares (stating the type and number of shares held by the dissenting stockholder) shall be submitted within ten days from the date on which the resolution regarding the stock transfer is approved at the general meeting of stockholders. The company must purchase such shares within one month from the expiration date of the exercise period of the appraisal rights.

•

The purchase price of the shares shall be determined by mutual agreement between the company and the stockholders. Pursuant to Article 84-9 of the Enforcement Decree of the SEA, if the company and its stockholders are unable to reach an agreement as to the purchase price, the purchase price for the applicable shares shall be the arithmetic average of the weighted average daily closing price of such shares for the two month period, one month period and one week period ending immediately prior the date immediately prior to the date of the board of directors’ resolution.

•

If the company or a stockholder who holds at least 30% of the total shares for which appraisal objects have been exercised object to the purchase price calculated in accordance with the above, the company or such stockholder, as the case may be, may request that the FSC adjust the purchase price. Such request must be filed within 10 days from the date by which the purchase of the shares for which appraisal rights have been exercised must be completed.

B.	Shareholders entitled to exercise appraisal rights:

•

Pursuant to Article 360-5 of the KCC and Article 191 of the SEA, appraisal rights shall be granted to a holder of Kookmin Bank shares if the following conditions are satisfied: (i) the holder is on the Kookmin Bank stockholder registry as of August 4, 2008 (the record date for determination of stockholders entitled to vote on the stock transfer at the general meeting of stockholders); (ii) the holder provides a written notice of his objection to the resolution of the Board of Directors regarding the stock transfer (the “Board Resolution”) not later than the day immediately preceding the date of the general meeting of stockholders; (iii) the holder submits a written request for the purchase of his shares within 10 days from the date of the general meeting of stockholders; and (iv) the holder remains a holder of such shares from the record date to the exercise date of the appraisal rights.

C.	Share purchase price

(1)	Price to be proposed by the company for discussion:

•	Kookmin Bank: KRW63,293

Basis for Calculation: Article 84-9, Paragraph (2), Item 1 of the Enforcement Decree of the SEA

(2)	If Kookmin Bank and the stockholders are unable to determine the purchase price by mutual agreement:

•

under Article 62-2 of Financial Holding Companies Act (“FHCA”) and Article 191, Paragraph (3) of the SEA, if a stockholder who holds at least 30% of the total shares for which appraisal rights have been exercised, such stockholder may request that the FSC adjust the purchase price of such shares for which appraisal rights have been exercised (the “Purchase Price”).

D.	Procedures for the exercise of appraisal rights

(1)	Procedures and method for the exercise of appraisal rights

	Notice of objection to the Board Resolution

•

Shareholders of each company participating in the stock transfer who object to such stock transfer must give a written notice of their objection to the applicable company no later than the day immediately preceding the date on which the general meeting of stockholders of such company will be held to approve the stock transfer.

Beneficial holders who hold their shares through securities company may give notice of their objection to such securities company two or three business days prior to the date of the general meeting of stockholders, taking into consideration the time required for their securities company to process such instructions (which should be confirmed by such beneficial holders).

Securities companies shall collect the objection notices from the beneficial holders and notify the Korea Securities Depository by no later than the day immediately preceding the date of the general meeting of stockholders. The Korea Securities Depository shall, on behalf of the beneficial holders, notify the applicable company of such objection of stockholders on the day immediately preceding the date of the general meeting of stockholders.

‚	Exercise of appraisal rights

•

Pursuant to Article 360-22 of the KCC, Article 191 of the SEA and Article 62-2 of the FHCA, a stockholder who has submitted a written notice of his objection to the stock transfer in accordance with the procedures described above may request that the applicable company purchase the shares held by such stockholder by submitting his share certificates, as well as a written notice stating the type and number of shares held by such stockholder, within 10 days from the date of resolution of the general meeting of stockholders. Beneficial holders who hold their shares though a securities company may submit their requests through their securities company, and Korea Securities Depository will request the purchase of shares held by such beneficial holder on his behalf.

(2)	Exercise period

•

Pursuant to Article 62-2 of the FHCA, the exercise period of appraisal rights shall be shortened from 20 days to 10 days, commencing on the date of resolution by the general meeting of stockholders, notwithstanding the provisions of Article 360-5 of the KCC and Article 191 of the SEA.

•	Exercise period of appraisal rights: August 26, 2008 to September 4, 2008

(3)	Address for submitting notices

•	Kookmin Bank: General Affairs Department, 12th Fl., Sewoo Bldg., 101 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Real Estate Trust: 116th Fl., Poonglim Bldg., 823 Yeoksam dong, Kangnam-gu, Seoul

•	KB Investment: 9th Fl., Shinyoung Bldg., 68-5 Cheongdam 1 dong, Kangnam-gu, Seoul

•	KB Credit Information: 12th Fl., Annex to KRX Bldg., 33 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Data System: 5th Fl., Annex to KRX Bldg., 33 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Asset Management: 25th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Futures: 9th Fl., Hewlett Packard Korea, 23-6 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Investment & Securities: 21st and 22th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Youngdeungpo-gu, Seoul

*	Beneficial holders must submit their notices to their securities companies.

E.	Miscellaneous

(1)	Source of funds to purchase shares: Working capital

(2)	Expected Purchase Price payment date: September 26, 2008

(3)	Method of payment:

•	Registered stockholders: by cash or direct deposit to the account specified in such stockholders’ notice.

•	Beneficial holders: by direct deposit to such holders’ accounts at their securities companies.

(4)	If necessary, other matters regarding the Purchase Price and the exercise of appraisal rights may be changed during the course of negotiations with the stockholders.

7.	Other Matters

A	Conditions precedent to stock transfer:

The FSC must approve the establishment of KB Financial Group prior to the stock transfer date.

B	Independence of appraisal agent:

In evaluating the appropriateness of the stock transfer ratios, Samil PricewaterhouseCoopers, as the appraisal agent, was not subject to restrictions on such evaluation and services under Article 84 of the Regulation and Articles 21 and 33 of the Certified Public Accountant Act.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 30, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director